UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

RIM HOLDINGS INC.

 (Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

766713 10 1

 (CUSIP Number)

Christina M. Strauch
7579 E. Main Street, Suite 100
Scottsdale, Arizona 85251
480-970-3336

 (Names, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2004

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13D
CUSIP No.	766713 10 1

1.	Name of Reporting Person, I.R.S. Identification No. of above person Christina M. Strauch

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person IN

Page 2 of 5 pages

Item 1.    Security and Issuer.

Common Stock

Rim Holdings Inc.
7579 E. Main Street, Suite 100
Scottsdale, Arizona 85251

Item 2.   Identity and Background.

(a)	Christina M. Strauch

(b)	7579 E. Main Street, Suite 100
Scottsdale, Arizona 85251

(c)	Former Chairman of Rim Holdings Inc.

(d)	No.

(e)	No.

(f)	United States

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Page 3 of 5 pages

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a)	0 shares equals 0.0% of the outstanding shares.
(b)	0 shares with sole voting and sole dispositive power.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

None.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2004	/s/ Christina M. Strauch
Christina M. Strauch

Page 5 of 5 pages